Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 41 to Registration Statement No. 002-96581 on Form N-1A of our report dated July 25, 2014, relating to the financial statements and financial highlights of BlackRock California Municipal Opportunities Fund (formerly BlackRock California Municipal Bond Fund), one of the portfolios constituting BlackRock California Municipal Series Trust (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year ended May 31, 2014, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 26, 2015